January 13, 2020

Chip Cummings
Chief Executive Officer of the Sole Member of the Manager
Red Oak Capital Fund IV, LLC
625 Kenmoor Avenue SE, Suite 211
Grand Rapids, MI 49546

       Re: Red Oak Capital Fund IV, LLC
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed December 27, 2019
           File No. 024-11118

Dear Mr. Cummings:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed December 27, 2019

General

1. We note your response to comment 5 and that ROCF II and ROCF III have only just commenced operations. However, based on the Form 1-SA filed on September 26, 2019 by ROCF II, it appears that ROCF II provided $20,041,750 of senior secured loans to various borrowers. It appears that the sponsor's public track record of its prior programs would present meaningful material information to investors. Please disclose the sponsor's public track record, including acquisition data and commissions, management compensation and other compensation data or provide us with a detailed analysis as to why this information is not material to investors.
 Chip Cummings
Red Oak Capital Fund IV, LLC
January 13, 2020
Page 2

       You may contact Babette Cooper at 202-551-3396 or Eric McPhee at 202-551-3693 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameChip Cummings                           Sincerely,
Comapany NameRed Oak Capital Fund IV, LLC
                                                          Division of
Corporation Finance
January 13, 2020 Page 2                                   Office of Real Estate
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FirstName LastName